U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39137

Fresh2 Group Limited

880 3RD AVE FL 7

NEW YORK, NY 10022-4730

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

Fresh2 Group Ltd. has appointed Xiaohui Zhang as an Independent Director of the Board of Directors (the “Board”) effective from November 12, 2024. Mr. Zhang was also appointed to a member of the compensation committee of the Board.

Xiaohui Zhang has extensive experience in management consulting and financial consulting holding CICPA and Board secretary certificates qualified by Shanghai Stock Exchange and Shenzhen Stock Exchange. He worked as a General Manager in Shenzhen Qianhai Zhengda Investments, Co., Ltd. from 2019 to present. He provided valuable insights in the firm’s financial and management advisory to support the company’s delivery and implementation of innovative solutions for its clients.

Mr. Zhang holds a master’s degree in business management from Sun Yat-sen University, and a bachelor’s degree in business management from Lanzhou University.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2024	Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

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